

August 15, 2011

Via Email
Mr. Jonathan R. West
Executive Vice President-COO, Business Operations
Federal Home Loan Bank of Indianapolis
8250 Woodfield Crossing Blvd.
Indianapolis, Indiana 46240

> **Re:** **Federal Home Loan Bank of Indianapolis**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 10, 2011**
> **File No. 000-51404**

Dear Mr. West:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 56

1. We note your disclosure on page 59 that during 2010 you had net credit losses of $0.4 million in excess of the credit enhancements on the MPP portfolio and that as a result of using an estimated liquidation value of 54% as of December 31, 2010, for the first time since

you began your participation in this program you recorded a provision of $500 thousand. Please tell us and revise your future filings to discuss in further detail the procedures you performed to determine and ensure the appropriateness of the estimated liquidation value of 54% as of both December 31, 2010 and March 31, 2011 and 55% as of June 30, 2011 as used in your analysis, taking into consideration that your allowance for loan loss is determined collectively on a pooled basis as disclosed on page F-33. Please also tell us how you determined the increase in estimated liquidation value of 55% as of June 30, 2011 as compared to 54% as of March 31, 2011 and the related financial impact of this increase taken into consideration the current economic conditions which continue to exist.

2. As a related matter, we note your disclosure that you have performed your allowance for loan losses under multiple scenarios whereby you changed various assumptions and have concluded that a worsening of those assumptions down to a 50% estimated liquidation value would have increased your allowance for loan losses to approximately $3 million, $4 million, and $4.5 million as of December 31, 2010 and March 31, 2011, and June 30, 2011, respectively. Considering the potential financial statement impact of these worsening conditions, please explain in further detail the multiple scenarios you performed during these periods and how you determined the resulting allowance for loan losses to record.

3. Please tell us and revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Finance Agency Approval of New Credit Enhancement Structure for MPP - MPP Advantage, page 69

4. We note your disclosure of the MPP Advantage program that became effective on November 30, 2010. We also note that as a result of not being able to obtain NRSRO confirmations you have implemented a supplemental fixed LRA account in lieu of utilizing coverage from an SMI provider. Please tell us and revise your future filings to disclose the following:

   - Confirm whether the MPP Advantage program will replace your previous MPP program. If not, please disclose the number of and amount of loans purchased from the MPP Advantage program since it became effective as compared to your original MPP program; and
   - Compare and contrast the MPP Advantage program with your original MPP program specifically as it relates to the LRA account in addition to any other differences necessary for a complete understanding.

Item 10. Directors, Executive Officers and Corporate Governance, page 96

5. In future filings, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that a person should serve as a director. See Item 401(e) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 126

6. In future filings, please include the full address of each shareholder that beneficially owns more than 5% of the outstanding shares of regulatory capital stock. Refer to Item 403(a) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independent, page 127

Related Parties

7. Please confirm that when you state that you extend credit "on market terms that are no more favorable to them than comparable transactions with other members" in the representations included in the first paragraph, you mean "on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to" you. Please refer to Instruction 4(c)(ii) of Item 404 of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 8 – Allowance for Credit Losses, page 18

8. We note disclosure on page 20 that as of June 30, 2011 and December 31, 2010 you had loans past due 90 days or more delinquent of $117.9 million and $128.6 million, respectively, all of which are still accruing interest. We also note that you have $89.9 million of loans in process of foreclosure as of June 30, 2011 and further note on page 68 that the servicers have paid approximately $27.3 million of principal that represents potential claims by servicers that may not be recovered from credit enhancements. As a result and taking into consideration the recent establishment of an allowance for loan losses, please tell us in more detail how you determined that you have no non-accrual loans as of June 30, 2011 or December 31, 2010.

9. As a related matter and since the servicers of your loans are PFI's that you have purchased loans from, please tell us and revise your future filings to disclose the amount, type(s), and timeliness of information received from your servicers and how this is incorporated into your allowance for loan loss methodology.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34</u>

10. On August 9, 2011, the Chairman of the Federal Reserve announced that it is the Board's
    expectation that it will maintain near zero interest rates until 2013. Please tell us, with a view
    towards revised disclosure, management's view as to whether continued near zero borrowing
    rates will affect your advance borrowings by member institutions.

11. We note your disclosure on page 36 that Standard and Poor's Rating Services (S&P) lowered
    your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your
    disclosure in your next filing, to address management's view of the impact of this credit
    rating downgrade on your future results of operations, financial position and liquidity,
    including the following (quantify amounts when possible):

    • Address management's view of both the short and intermediate term impact of the
      downgrade, including any impact upon your ability to continue to access the capital
      markets and the impact upon your funding costs;
    • Tell us, with a view towards revised disclosure in future filings, about any significant
      contracts or covenants for any credit facility or other agreement that might be impacted
      by the downgrade. As an example, we note disclosure in Note 9 on page 21 that if your
      credit ratings had been lowered one ratings notch below AAA then you would be
      required to deliver up to an additional $558.8 million to your derivative counterparties at
      June 30, 2011;
    • Address any impact that downgrades of other entities securities, including fellow Federal
      Home Loan Banks, might have on your investment portfolio; and
    • Address any impact that the downgrade had on any other financial instruments measured
      at fair value.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

    • the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3483 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief